July 19, 2010

SUBMITTED VIA EDGAR AND FEDERAL EXPRESS

Linda VanDoorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Capstead Mortgage Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Proxy Statement on Schedule 14A
Filed March 17, 2010
File No. 001-08896

Dear Ms. VanDoorn:

Capstead Mortgage Corporation (the “Company”) has received the staff’s comment letter dated July 2, 2010 with respect to the reports referenced above. On behalf of the Company, we respectfully submit the responses below to your comment letter. As I mentioned in a telephone conversation with Phil Rothenberg, the Company is anxious to address and resolve your comments adequately prior to August 2, 2010, so that these responses can be incorporated into the Company’s Form 10-Q for the quarter ended June 30, 2010. Please let me know if there is anything I or the Company can do to expedite the review process and meet this goal.

To facilitate your review, the comments of the staff have been set forth in italics and are followed by our response.

Form 10-K

General

1.	Please note that the exhibit 13 page references in the Form 10-K do not correspond to the actual page numbers where the referenced disclosure is located. In future filings, please ensure that the page references are consistent. Please see Rule 12b-23(b). Additionally, Item 5 on page 3 incorporates by reference Item 11 for information regarding equity compensation plans. Item 11, however, also incorporates by reference to your 2010 definitive Proxy Statement. In future filings, please do not incorporate by reference information that is also incorporated by reference.

Ms. Linda Van Doom

July 19, 2010

In future filings we will ensure that the page references are correct and that we do not incorporate by reference any information that is also incorporated by reference.

2.	Considering your operations are substantially dependent on your use of repurchase arrangements and similar borrowings, a thorough discussion of the operation and mechanics of such arrangements should be included. Such disclosure should include a discussion of interest, haircut, and margin provisions. Also, please tell us the difference between your average interest rate and average effective interest rate on repurchase agreements and clarify which rate is used in your yield/spread calculation. Please provide us with a sample of the requested disclosure and confirm that it will be included in future filings.

In future filings we will include a more in-depth explanation of this financing tool (see draft language below for inclusion in our June 30, 2010 Form 10-Q Management’s Discussion and Analysis under the caption Residential Mortgage Securities with similar disclosure in Note 6 to the accompanying financial statements):

Capstead generally pledges its residential mortgage investments as collateral under uncommitted repurchase arrangements, the terms and conditions of which are negotiated on a transaction-by-transaction basis with commercial banks and other financial institutions, referred to as counterparties, when each borrowing is initiated or renewed. Repurchase arrangements involve the sale and a simultaneous agreement to repurchase the transferred assets or similar assets at a future date. The amount borrowed is generally equal to the fair value of the assets pledged less an agreed upon “haircut.” The typical haircut for pledged Agency Securities currently ranges from three to five percent of the securities’ fair value, exclusive of monthly principal and interest remittance receivables.

Repurchase arrangements entered into by the Company are accounted for as financings and require the repurchase of the transferred securities at the end of each arrangement’s term, typically 30 to 90 days. The Company maintains the beneficial interest in the specific securities pledged during the term of the repurchase arrangement and receives the related principal and interest payments. Interest rates on these borrowings are fixed based on prevailing rates corresponding to the terms of the borrowings, and interest is paid at the termination of the repurchase arrangement at which time the Company may enter into a new repurchase arrangement at prevailing market rates with the same counterparty or repay that counterparty and negotiate financing with a different counterparty. In response to declines in fair value of pledged securities, lenders may require the Company to post additional securities as collateral, pay down borrowings or establish cash margin accounts with the counterparties in order to re-establish the agreed-upon collateral requirements, referred to as margin calls. The fair value of pledged securities may decline as a result of principal pay downs on the collateral, declines in market value or other market conditions.

Ms. Linda Van Doom

July 19, 2010

Throughout our filings we have always indicated whether rate disclosures were as of a balance sheet date or for a designated period (the latter being used in our yield/spread calculations). In future filings we will include additional disclosure relative to average effective interest rates on our repurchase arrangements and similar borrowings for the most current quarter and year-to-date period along side similar disclosure as of a balance sheet date for added clarity (see draft language for inclusion in our June 30, 2010 Form 10-Q Management’s Discussion and Analysis under the caption Residential Mortgage Securities):

The Company’s borrowings under repurchase arrangements at June 30, 2010 consisted of $6.90 billion of primarily 30-day borrowings with 19 counterparties at average rates of 0.29%, before the effects of interest rate swap agreements held as cash flow hedges on a designated portion of 30- to 90-day borrowings (see below). The weighted average effective interest rates on repurchase arrangements and similar borrowings, including the effects of the interest rate swap agreements, were 0.64% and 0.69% for the quarter and six months ended June 30, 2010.

3.	Please clarify for us if all the agency securities disclosed here represent mortgages where the initial fixed rate period has expired. Please provide similar clarification in future filings, as applicable.

Our current-reset ARM securities include seasoned hybrid ARM securities that have not reached their initial reset dates. These securities are described in Management’s Discussion and Analysis under the caption Residential Mortgage Securities (the second full paragraph). In future filings we will include an additional disclosure of the percentage of our portfolio that has not reached its initial reset dates (see draft language under Comment No. 4 below):

4.	Please tell us the portion of your agency securities that represent mortgages that adjust annually, semi-annually, and monthly as such breakdown appears material to an understanding of the interest rate risk associated with your use of short term repo financings. Please confirm that you will provide similar disclosure in future filings, as applicable. Alternatively, please tell us how the average month to roll disclosure is sufficient in providing the noted understanding.

In future filings we will include additional disclosure relative to portions of our portfolio that reset annually, semi-annually and monthly for added clarity (see draft language for inclusion in our June 30, 2010 Form 10-Q Management’s Discussion and Analysis under the caption Residential Mortgage Securities):

After consideration of any applicable initial fixed-rate periods, at June 30, 2010 approximately 58%, 21% and 21% of the Company’s ARM securities were backed by mortgage loans that reset annually, semi-annually and monthly, respectively. Additionally, at June 30, 2010 more than 90% of the Company’s current-reset ARM securities have reached an initial coupon reset, while none of its longer-to-reset ARM securities have reached an initial coupon reset. All percentages are approximate and based on averages of the characteristics of mortgage loans underlying each security and calculated using unpaid principal balances.

Ms. Linda Van Doom

July 19, 2010

Financial Statements and Notes

Note 6: Repurchase Arrangements and Similar Borrowings, Including Related Hedging Activity, page 13

5.	Clarify whether you account for your repurchase transactions as collateralized borrowings or as sales. To the extent such transactions are being accounted for as collateralized borrowings, for each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

The Company advises the Staff that none of its repurchase transactions have been accounted for as sales and that all variations between ending and average balances for our borrowings occurred in the ordinary course of business. The follow table provides the requested information as well as more specific explanations for differences between average and ending borrowings:

Average and Ending Repurchase Obligations (in thousands):

	Average Borrowings	Ending Borrowings	Difference between Average Borrowings and Ending Borrowings
Quarter Ended	$	$	$	%
December 31, 2009	7,130,302	7,435,256	(304,954)	(4.28	) (a )
September 30, 2009	6,784,836	6,992,755	(207,919)	(3.06	) (b )
June 30, 2009	6,738,746	6,735,304	3,442	0.05
March 31, 2009	6,789,041	6,849,684	(60,643)	(0.89)

December 31, 2008	7,017,984	6,751,500	266,484	3.80	(c )
September 30, 2008	7,196,139	7,242,848	(46,709)	(0.65)
June 30, 2008	6,704,272	7,067,368	(363,096)	(5.42	) (d )
March 31, 2008	6,923,379	6,796,290	127,089	1.84	(e )

(a)	Lower average borrowings reflect portfolio additions in excess of portfolio runoff weighted toward the end of the quarter, and additional 30-day repo entered into late in the quarter for hedge accounting effectiveness purposes.

Ms. Linda Van Doom

July 19, 2010

(b)	Lower average borrowings reflect portfolio additions in excess of portfolio runoff weighted toward the end of the quarter.
(c)	Higher average borrowings reflect efforts to reduce portfolio leverage accomplished primarily by not replacing portfolio runoff during the quarter augmented by limited sales of securities.
(d)	Lower average borrowings reflect portfolio additions in excess of portfolio runoff weighted toward the end of the quarter as the Company deployed new common equity capital raised during the quarter.
(e)	Higher average borrowings reflect efforts to reduce portfolio leverage late in the quarter accomplished primarily by sales of securities.

In future filings we will include additional disclosure relative to how the Company accounts for its repurchase transactions (see draft language below for inclusion in our June 30, 2010 Form 10-Q NOTE 6 to the accompanying financial statements) as well as average balance data for the periods presented.

Repurchase arrangements entered into by the Company are accounted for as financings and require the repurchase of the transferred securities at the end of each arrangement’s term, typically 30 to 90 days. The Company maintains the beneficial interest in the specific securities pledged during the term of the repurchase arrangement and receives the related principal and interest payments.

Schedule 14A

Considerations for Nomination, page 13

6.	Please note that Item 407(c)(2)(vi) of Regulation S-K requires you to describe “whether, and if so how, the nominating committee (or the board) considers diversity in identifying nominees for director.” Please tell us whether, and if so how, your board or appropriate committee considers diversity in identifying nominees for director. Confirm that you will provide similar disclosure in future filings.

As noted in the second paragraph on page 13 of the proxy, “[c]andidates [nominated to serve on the board of directors of the Company] are selected on the basis of talent and experience relevant to our business without regard to race, religion, gender or national origin as described in the Board of Director’s Guidelines.” Accordingly, the board of directors does not consider diversity in identifying nominees for directors in the sense that it is agnostic as to a potential nominee’s characteristics in this regard and does not have any diversity goals or guidelines relative to the overall make-up of the board. We will clarify the Company’s position in future filings.

Ms. Linda Van Doom

July 19, 2010

Executive Compensation, Page 16

Compensation Discussion and Analysis, page 16

Analysis and Setting of Executive Compensation, page 17

7.	You disclose that Towers Watson noted to the compensation committee that compensation paid to your executive officers lagged the compensation of your peer companies and warranted adjustment because in 2008 you outperformed a majority of such companies based on total shareholder returns and total return on book value. Please tell us the figures that Towers Watson used to determine that you outperformed a majority of the peer companies and that the compensation paid lagged those of your peers. Please confirm that you will provide similar disclosure in future filings, as applicable.

In July 2009, Towers Watson prepared a comprehensive presentation to the compensation committee summarizing its findings with respect to the compensation practices of the Company’s peers. The information included an analysis of the performance of the peer companies based on publicly available information. The report noted that the 2008 total return on book value for the peer companies ranged from a low of a negative 53.1% to a high of 20.4%. Capstead’s 2008 total return on book value was 20.6%, resulting in a ranking higher than any of its peers. Additionally, the Towers Watson report noted that the 2008 total shareholder returns for the peer companies ranged from a low of a negative 71.7% to a high of a negative 0.5%, excluding two peer companies that commenced operations in late 2007 and early 2008, respectively. Capstead’s 2008 total shareholder return was a negative 2.7%, resulting in a ranking in the 62nd percentile among its peers.

The compensation information presented in the Towers Watson study noted that the peer median total named executive officer compensation for the peer companies was $8.4 million based on data disclosed in each peer company’s 2009 proxy filings, updated to reflect salary, bonus and other compensation-related disclosures made since the beginning of the then-current fiscal year. By comparison, the total compensation paid to Capstead’s named executive officers was only $6.7 million or $1.7 million less than the median for its peers, despite its above-average performance. This $1.7 million differential supports the statement that the compensation paid to the named executive officers of Capstead lagged that of its peers.

The information included in the Towers Watson presentation was proprietary and confidential and copyrighted by Towers Perrin (predecessor to Towers Watson). Accordingly, we are not able to disclose the contents of the report in detail; however, when appropriate in future filings, we will summarize and include disclosure similar to that provided above with respect to any information used by the committee in making its determinations.

Discussion of Components of Executive Compensation, page 19

Base Salaries, page 19

8.	You disclose that Towers Watson suggested that increasing the basic salaries of the executive officers by 10% to 15% would help shrink the current pay differentials identified in their study. Please quantify for us the pay differentials noted by Towers Watson and decreases in pay differentials that resulted from the pay increase. Also, please provide us with the determination behind the decisions to provide increases averaging 10% and to double the amount of dividend equivalent rights held by each of the executive officers. Finally, we note your disclosure regarding dividend equivalent rights and the amounts of such rights granted to each named executive officer. Please explain in greater detail the concept of “dividend equivalent rights” and provide a dollar amount for each of the dividend equivalent right grants to your named executive officers. As applicable, please confirm that you will provide similar disclosure and clarification in future filings.

Ms. Linda Van Doom

July 19, 2010

First, the pay differentials noted by Towers Watson are quantified in the response to question 7 above. A 10% - 15% salary increase was suggested by Towers Watson as one way to try to bring the total compensation of the Company’s executives up to the median salary level of the peers’ executives. Such an increase in base salaries would increase the total compensation of all of the Company’s named executive officers from approximately $7.1 million to between $7.8 million and $8.2 million, which would be significantly closer to the $8.4 million median number for the Company peers. However, that does not give effect to any increases by Company peers, which were not known at the time.

Second, you have inquired about the rationale behind the decision to provide base salary increases averaging 10% and to double the amount of “dividend equivalent rights,” or DERs held by each of the executive officers. In making its determination, the compensation committee took the recommendations of the chief executive officer and the compensation consultant under advisement and recognized that, as presented in the Towers Watson report, the total compensation paid to our executive officers in the prior years appeared low on an absolute basis and as a percent of long-term investment capital. In setting the base salary increases at 10%, the committee acknowledged a desire to move the executive compensation toward the market median with respect to the Company’s peers, within a 2-3 year time frame. Also, the committee favored utilizing DERs to help the executives reach the median compensation of their peers, which is why additional DERs were granted. As noted in the first paragraph on page 20 of the proxy, the committee chose to grant DERS because this form of compensation “provide[s] a variable performance element to the current compensation for our executive officers.”

Finally, DERs, granted to our executives are one element of the Company’s performance-based compensation program. Each DER represents a notional, non-vesting or “phantom” share of common stock of the Company and entitles the holder to a cash payment equal to the per share dividend amounts declared on a single share of the Company’s common stock for a specified period of time, in this case four years from the grant date. The DER grants are not attached to any actual stock issuances and only represent the right to receive cash payments if, and to the extent, our common stockholders are entitled to receive cash dividends during the specified time period of the DER. In this manner, cash payments to the executive officers who receive DERS are tied directly to the Company’s payment of dividends to its stockholders, and are thus directly tied to Company performance. DERs have zero value if stock dividends are not paid and have future value only to the extent stockholders receive dividends. Accordingly, it is not possible to provide any meaningful dollar amount attributable to DERs at the time of grant. The Company will expand its disclosure to provide similar information with respect to DER grants in future filings.

Ms. Linda Van Doom

July 19, 2010

Annual Incentives, page 20

9.	Your discussion regarding your annual incentive formula and incentive pool calculation is difficult to understand. Please provide us with a clear discussion of these two concepts, specifically as they relate to the 2009 incentive pool calculation and the specific incentive amounts awarded to each of your named executive officers. Please confirm that you will provide similar disclosure in future filings, as applicable.

The annual incentive formula and incentive pool calculation is actually a single concept. The references to the “calculation” are merely references to the calculation of the formula used to determine the size of the incentive pool. To clarify, we would propose including the following language with respect to the incentive pool in future filings, to the extent applicable, in lieu of the second paragraph under the heading “Annual Incentives:”

In order to effectively tie annual incentive payments to Company performance, the committee utilizes a formula to establish an annual incentive guideline based on the Company’s performance to determine the amount available for payment to all employees, including executive officers. The amount available for annual incentive payments is sometimes referred to as the “bonus pool.” Unless the Company’s “annual earnings” exceeds a “minimum performance threshold” (as these terms are defined below), no bonus pool will be established pursuant to the formula. Notwithstanding the use of a formula to calculate the bonus pool available for annual incentive payments, the committee retains complete discretion to (i) determine the amount actually awarded; (ii) allocate any such amount among the executive officers and other employees, and (iii) determine the form of any such awards (e.g. cash versus equity awards).

For formula purposes:

•

“annual earnings” is defined as net income excluding (i) incentive compensation expense, (ii) any gain or loss from asset sales or writedowns, including impairment charges, and (iii) interest on unsecured borrowings, net of equity in the earnings of related statutory trusts.

•

“average long-term investment capital” is defined as average stockholders’ equity and unsecured borrowings, net of related investments in statutory trusts, excluding (i) accumulated other comprehensive income (loss), (ii) incentive compensation accruals, (iii) any gain or loss from asset sales or writedowns, including impairment charges, and (iv) interest on unsecured borrowings, net of equity in the earnings of related statutory trusts.

Ms. Linda Van Doom

July 19, 2010

The committee excludes the above noted items from the definitions of annual earnings and average long-term investment capital in an effort to minimize the impact on annual performance of timing considerations for transactions and to direct the focus of the executive officers to the Company’s ongoing business, which the committee believes should promote a longer-term performance focus among the executives.

The first step in determining annual incentive payments is to ascertain if the Company’s performance exceeded the minimum performance threshold. To make this determination annual earnings is divided by average long-term investment capital. The resulting “earnings ratio,” expressed as a percentage, is then compared to the greater of (i) 8% or (ii) the average 10-year U.S. Treasury rate plus 200 basis points (the greater number being the “minimum performance threshold”).

If the earnings ratio is less than the minimum performance threshold, no bonus pool will be established pursuant to the formula. If, however, the earnings ratio exceeds the minimum performance threshold, the following formula is utilized to determine the bonus pool.

•	First, the excess of the earnings ratio over the minimum performance threshold is multiplied by (ii) average long-term invested capital to determine the “excess earnings amount.”

•	Next, the excess earnings amount is multiplied by a participation rate established at the beginning of the year, currently ten percent, to determine the bonus pool amount.

Noting that the formula is intended to serve as a guideline for the creation of an annual bonus pool, the committee has established a maximum amount, or cap, available to be paid in any one year of 50 basis points multiplied by average long-term investment capital. As previously noted, the committee retains the power to act in the best interests of stockholders in compensating executive officers, while still providing a mechanism to closely align incentive compensation with that of our peers in an effort to retain key employees and ultimately enhance stockholder value. As a result, the committee is not limited to the amount, if any, established by the formula in determining the actual amount to be distributed and similarly, may not pay out the full amount established by the formula

The third paragraph under the heading of “Annual Incentives” in the proxy sets forth how the process described above relates to the specific incentive amounts awarded to each of the named executive officers. For additional clarification, the minimum performance threshold for 2009 was 8% and the earnings ratio was in excess of 19%. Accordingly, the minimum performance threshold was satisfied, so the formula was utilized to determine the bonus pool. Multiplying the approximately 11% excess of the earnings ratio over the minimum performance threshold by the $954 million average long-term investment capital yielded a bonus pool of nearly $11 million prior to the application of the cap. However, the application of the cap limited the amount of the bonus pool to just under $5 million. As noted above, the allocation of the bonus pool remains within the discretion of the committee which takes into consideration recommendations from the chief executive officer. The specific incentive amounts awarded to each of the named executive officers from the 2009 bonus pool were determined based on such recommendations from the chief executive officer.

Ms. Linda Van Doom

July 19, 2010

The Company will expand its disclosure to provide similar information with respect to the annual incentive grants in future filings.

Long-Term Equity-Based Awards, page 21

10.	You disclose that the performance criteria related to your long-term equity-based awards are met if your three-year annualized return on average long-term investment capital exceeds the performance threshold of the higher of the average 10-year U.S. Treasury rate plus 200 basis points or 8.0%. Please tell us how such performance criteria were chosen and whether such performance criteria were met. Also, please specifically discuss why each executive officer was granted the specific dollar amount of performance-based stock awards and how these amounts relate to the performance criteria. Please confirm that you will provide similar disclosure in future filings, as applicable.

In response to your first inquiry in this question, the performance criteria for the long-term equity-based awards were developed in late 2008, in consultation with Towers Watson. Towers Watson prepared a presentation for the compensation committee that analyzed the long-term equity-based incentive compensation at various hurdle rates and net interest spreads, varying Company leverage from 8 to 10 times long-term investment capital. After much consideration, the committee decided to grant long-term equity compensation based on a performance hurdle set at the greater of 8% or the 10-year U.S. Treasury rate plus 200 basis points. The committee believed that this threshold, measured over a multi-year period, set a sufficiently high hurdle such that executives would only be rewarded if stockholders received above-average returns.

As to whether such performance criteria have been met, 2009 was the first year of the requisite three-year performance period for these stock grants, and the shares do not vest unless the criteria is satisfied on a three-year annualized basis. So, the first time any of these shares can vest is after fiscal year 2011, provided the performance criteria is satisfied on a three-year look back.

Ms. Linda Van Doom

July 19, 2010

The specific dollar amount of stock awards granted to each executive was based on the chief executive officer’s recommendation of a targeted grant of 66% of such executive’s base compensation, excluding amounts received relative to DERs held by the executive (discussed in question 8 above). This recommendation was accepted by the committee.

Finally, you inquired as to how the specific amount of the grant to each executive relates to the performance criteria. There is no direct relation between the amount of the grant and the performance criteria. Rather, the performance criteria is applied consistently to all grants to each executive. The amount of the grant recommended by the chief executive officer and accepted by the committee was in an amount significant enough to incentivize the executives to strive for above-average stockholder returns, and the three-year look-back for vesting purposes helps to focus the executives’ attention on long-term performance.

The Company will expand its disclosure to provide similar information with respect to long-term equity awards in future filings.

The Company has authorized the undersigned to acknowledge, on behalf of the Company, that, in connection with this response:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully submit the foregoing for your consideration in response to your comment letter dated July 2, 2010. If you have any further questions concerning this filing, please contact me at (214) 659-4461.

Sincerely,

/s/ Muriel C. McFarling
Muriel C. McFarling

cc:	Andrew F. Jacobs
Phillip A. Reinsch
Leslie P. Carroll
Kristi Reavis
David Barbour